Exhibit T3.E9

Credivalores secures historic approval from New York Court for exchange of its 2025 Notes

-	We are pleased to announce that, with this successful agreement, Credivalores has achieved the reprofiling of its 144A Reg S bonds. This accomplishment was made possible through a prepackaged arrangement with investors, which was validated by a US court.

-	This milestone represents a successful outcome for both Credivalores and the bondholders, who receive over US$160 million in collateral, restoring confidence through a constructive agreement.

-	This strengthens the entity’s ability to promote economic growth and support financial inclusion for individuals underserved by traditional banking.

Bogotá D.C., July 3, 2024 – Credivalores, a leading non-banking financial institution (NBFI) in loan originations, announced the approval of its plan to exchange its bonds maturing in 2025 into new Senior Secured Bonds maturing in 2029.

After a thorough negotiation process and receiving investor support, Credivalores has become the first NBFI in Colombia and Latin America to achieve this kind of approval.

Thanks to the agreement with its bondholders, Credivalores will reduce the face value outstanding of the bonds by approximately 25%, equivalent to US$55 million (around COP$225.000 million) in savings, thus strengthening the company’s equity and balance sheet. Additionally, Credivalores will extend the bond maturity until 2029, with a staggered coupon structure. Simultaneously, Credivalores will provide over US$160 million in portfolio as collateral to offer tangible support and strengthen its credibility with bondholders. This will reinforce the institution’s financial structure and contribute to its long-term financial sustainability.

This milestone represents a significant achievement for both the company and the Latin American NBFI market, following a six-month “Chapter 11 Prepack” process. With this reprofiling, the company emerges stronger and with a renewed vision, ready to face new challenges and seize future opportunities. It also exemplifies the commitment and resilience of its employees, shareholders, and suppliers, who have been essential throughout the process.

“Today is a pivotal day as it marks the beginning of a new phase of growth and success for our company. The approval of this agreement, under an innovative scheme in the country, significantly strengthens our company, allowing us to advance towards sustainable and profitable growth. We are excited about the future and deeply grateful for the support received, which allows us to continue consolidating our position as the leading loan originator in the country. We reaffirm our commitment to advancing our expansion, investment, and development plans to continue promoting financial inclusion in segments underserved by traditional banking, as we have done for the past 21 years,” stated Jaime Buriticá, CEO of Credivalores.

It should be noted that, as previously communicated, this Chapter 11 procedure will apply solely to the restructuring of the 144A Reg S bonds issued in the international capital market and does not affect the company’s other financial obligations, suppliers, or other operations.

More information:

Nathalie Valencia Barrera

ir@credivalores.com

Investor Relations Leader

Daniela Cárdenas

danielacardenas@dattis.com

350 347 2463